FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 16, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 81º EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: May 15, 2013 at 6:00 p.m. at Rua Hungria, 1400 – 5th floor in the city and state of São. CHAIR: Abilio dos Santos Diniz, Chairman, Edina Biava, Secretary. ATTENDANCE: the full complement of effective members. RESOLUTIONS ADOPTED: Approval of a Bond Issue and Repurchase of Original Bonds – Pursuant to Article 18 and 19 of the Company’s Bylaws, to approve (i)  the issue by the Company, BRF S.A. – (“BRF”) of a single series in US dollar denominated bonds to expire on May, 22 2023, for placement in the international market within the scope of Rule 144A of the U.S. Securities Act, 1933 and Regulation S of the US Securities Act, in the principal amount of US$ 500 million, which shall be remunerated at an annual rate of interest of 3,95% (yeld to maturity 4,135%) to fall due and be paid semi-annually on May, 22 and November, 22 of each year as from November,22 2013 (“Offering of the Issue in US Dollars”), (ii)  the repurchase offer by Sadia Overseas Ltd. of bonds amounting to up to US$ 150 million originally issued by (a) Sadia Overseas Ltd., with a guarantee of BRF in the principal amount of US$ 250 million at a rate of 6.875% and expiring on May, 24 2017 (“Bonds 2017”) and/or (b) BFF International Limited, with a guarantee of BRF, in the principal amount of US$ 750 million at a rate of 7.250% and expiring on january, 28 2020 (“Bonds 2020”, and jointly with the Bonds 2017, the “Original Bonds”), (iii)  offer, of BRF and Sadia Overseas Ltd., to amend certain contractual conditions of the Bonds 2017 (jointly with the repurchase offer of the Original Bonds, the  “Repurchase Offer”), and (iv)  the issue by BRF of a single series in bonds denominated in reais with expiry date on May, 22 2018, for placement in the international market within the scope of Rule 144A of the U.S. Securities Act of 1933 and Regulation S of the Securities Act, in the principal amount of R$ 500 million, which shall be remunerated at an annual interest rate of 7.75% and shall fall due and be paid semi-annually on May,22 and  November, 22 of each year as from November, 22 2013 (“Offering of the Issue in Reais”); and to authorize the officers of BRF and Sadia Overseas Ltd., as appropriate, to take all measures and practice all necessary acts with respect to the Offering of the Issue in US Dollars, the Repurchase Offer and the Offering of the Issue in Reais, including the signing of documents, agreements and certificates necessary for its formalization such as, among others, (i) the Indenture of the Offering of the Issue in US Dollars, (ii) the Purchase Agreement of the Offering in US Dollars, (iii) the Dealer Manager Agreement of the Original Bonds and the Repurchase Offer, (iv) Supplemental Indenture of the Bonds 2017, (v) Indenture of the Offering of the Issue in Reais, and(vi) the Purchase Agreement of the Offering of the Issue in Reais, as well as ratifying all acts practiced by its officers and those of Sadia Oveseas Ltd up to the present date. São Paulo, May 15, 2013. These minutes were signed by all the Directors: ABILIO DOS SANTOS DINIZ, Chairman; SÉRGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; DÉCIO DA SILVA; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIZ FERNANDO FURLAN; LUÍS CARLOS FERNANDES AFONSO; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA; PEDRO DE ANDRADE FARIA; WALTER FONTANA FILHO. EDINA BIAVA, Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 16, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director